

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2021

James A. Ajello
Chief Financial Officer
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204

> **Re: Portland General Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **File No. 001-05532-99**

Dear Mr. Ajello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 46

1. We note you present a non-GAAP measure titled Gross margin that is calculated as "Total revenues less Purchased power and fuel." It appears that the title of this measure should be revised to differentiate it from the similarly titled GAAP measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

   Additionally, note that the reconciliation of this non-GAAP measure should be to GAAP gross margin as Item 10(e)(i)(B) of Regulation S-K requires reconciliation to the most directly comparable GAAP measure (i.e., a fully burdened gross margin that includes depreciation and amortization and any other relevant cost of revenue items).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation